UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated March 31, 2017.

Buenos Aires, March 31, 2017

National Securities Commission

25 de Mayo 175

Autonomous City of Buenos Aires

RE: Transfer of all the shares of Cordial Microfinanzas S.A. – RELEVANT MATTER

To whom it may concern,

I am glad to address this Commission to inform that, in accordance with the relevant matter informed on March 20, 2017, on this day Grupo Supervielle S.A., together with its subsidiary Banco Supervielle S.A., transferred the totality of the shares of Cordial Microfinanzas S.A. to Ciudad Microempresas S.A., as detailed below:

1.	Grupo Supervielle S.A. transferred 12,219,472 non-endorsable ordinary shares at a face value of AR$1 each and one vote per share, representing 87.5% of the capital stock,
2.	Banco Supervielle S.A. transferred 1,745,632 non-endorsable ordinary shares at a face value of AR$1 each and one vote per share, representing 12.5% of the capital stock, and
3.	The combined sale price amounted to Ps. 46,500,000 which was paid today.

Without further ado, I greet you attentively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 31, 2017.	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton.
	Title:	Chief Financial Officer.